SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated September 15, 2004.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

Foresters selects CGI for seven-year IT contract

Toronto Ontario, September 15, 2004 – ForestersTM, a financial services organization, has selected CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB) for a seven-year information technology outsourcing contract valued at CDN$108 million. As part of this contract CGI will manage the data center, help desk, desktop, network, voice and data services serving over 1,600 employees in 60 offices North America-wide. Approximately 80 technology professionals from Foresters, located in the Greater Toronto Area, will join CGI as part of this agreement, which will take effect October 1, 2004.

Mike White, president and CEO of Foresters, commented: “Foresters is delighted to partner with CGI on an IT outsourcing arrangement that will allow us to use technology as a strategic resource to support our business operations, while reducing our costs and improving service levels and flexibility. CGI’s expertise and best-of-breed technology services will allow us to focus on our core insurance and investment businesses.”

Michael Roach, president and COO of CGI, added: “We are pleased to welcome Foresters as a new client and we look forward to working with the Foresters IT professionals who will be joining CGI as part of this agreement. We are committed to leveraging our deep expertise in the financial sector to help Foresters achieve their business objectives across North America.”

About Foresters
A financial services organization inspired by helping children, Foresters provides products, such as life insurance and annuities. For 130 years, Foresters has operated on the principle that the growth and prosperity of individual families is linked to the communities in which they live. Foresters investment in communities goes beyond traditional corporate giving. It invests time, money and resources to raise funds and strengthen non-profit children’s organizations, such as Children’s Miracle Network and Prevent Child Abuse America, while Foresters members and staff volunteer locally. With close to one million members, Foresters operates in Canada, the U.S. and the United Kingdom. www.foresters.biz ForestersTM is a trademark of The Independent Order of Foresters, a fraternal benefit society, 789 Don Mills Road, Toronto, Canada M3C 1T9

About CGI
Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, and Asia Pacific. CGI’s annualized revenue run rate is currently CDN$3.8 billion (US$2.8 billion) and at June 30, 2004, CGI’s order backlog was CDN$13.2 billion (US$9.8 billion). CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

Foresters
Media relations
Janice McNally, director, corporate communications
(416) 429-3000, ext. 4697

CGI
Investor relations
Jane Watson, vice-president, investor relations
(514) 841-3200 or (416) 945-3616

Ronald White, director, investor relations
(514) 841-3230

Media relations
Eileen Murphy, director, media relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: September 16, 2004	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary